Brief  summary  of  proof-‐of-‐concept clinical  trial  to  evaluate  the  efficacy  of  HydroMax™  adjunct  to a

carbohydrate-‐electrolyte  solution  in  healthy  subjects  with  dehydration/thermoregulatory   stress  during

exercise

Objective:   To  assess  the  effects  of  HydroMax™  on  biomarkers  of  hydration  status,  total  body  water  and intracellular  fluid  status,  and  subjective  ratings  of  exertion  when  added  to  a  standard  CHO/Electrolyte solution under exercise  conditions of dehydration/ thermoregulatory stress.

Study  Design:

 •

Randomized, single-‐blinded, crossover trial  in  healthy,  recreationally  active  adults:  N=3  (1  female/  2  males);

three  total  visits  to  lab  ([1]  screen/baseline  assessment;  [2]  Trial  A/B;  [3] Trial  B/A)

 •

(A)  12  fl. oz  (354  mL) of carbohydrate-electrolyte  solution  vs.  (B) 12  fl. oz carbohydrate-electrolyte  solution  +

2.4g  HydroMax™  consumed  prior to  60min  bicycle  ergometer exercise stress  test

 •

Baseline  measurements,  before  and  after the  60  min  cycle  ergometer for various biomarkers  of hydration/

fluid  balance  status

 •

60min  exercise  bout  on  cycle  ergometer at  HR  equiv to  65%  VO2  max;  RPE  measured  at the  30min  (mid-‐point of exercise  bout) and  60min  mark  (during  last  minute  of exercise  bout)

Primary  Objective:

 •

Dependent  Variables  at  Visits  2  and  3:  Nude  Bodyweight;  Usg,  Uosm,  Ucr,  Usodium,  Plasma  Hgb/Hct,

Plasma Osm, Plasma Cr, Plasma sodium (Chem panel +  Hgb/Hct +  Plasma Osm); BIA  for TBW, ICF & ECF; RPE

(pre, 30min  into  exercise  stress, immediately  post-‐exercise)

Comments  on  Preliminary Pilot Data:

 •

In  general,  notable  findings  for  the  carbohydrate-electrolyte  solution  +  HydroMax™  trial  were:  1)  less decrease  in  nude  body  weight;  2)  less loss  of  total  body  water  (TBW,  in  fact  it  increased  slightly  during the  trial);  lower  rating  of  perceived exertion (RPE); and 4) less of a decrease in plasma volume (as measured by changes in hematocrit, HCT).

 •

Given  the  use  of  a  well-‐established, effective  carbohydrate/electrolyte  rehydration  solution  as  the comparator, these  subtle,  yet  consistent  differences  demonstrating  the  potential  superiority  of  the carbohydrate-electrolyte  solution  +  low  dose  HydroMax™ appear very promising.

 •

These  preliminary  data  suggests  (within  the  confines  and  limitations  of  this  small  pilot)  there  is  credence to  the hypothesis  that  HydroMax  is  providing  additive  hydration,  thermoregulatory  support  beyond  a leading  6% carb/electrolyte solution under exercise  conditions with exercise stress in healthy  adults.

2

Table  1:  Data  represent  the  average  %  change  from  baseline  (pre-‐exercise)  during  the  Carbohydrate-Electrolyte

Solution  trial  vs.  the Carbohydrate-Electrolyte Solution  plus  HydroMax™  trial.  Each  subject  served  as  their  own control.

2

HydroMax™ Glycerol Powder 65%

Background

Glycerol  is  a  three-carbon  molecule  that  acts  as  an  intermediate  in  carbohydrate  and  lipid

metabolism.   It occurs naturally  in the  human body  both as  a component of triacylglycerol (triglyceride),

the  storage  form  of  fat,  as  well  as  in  free  form  in  body  fluids.   When  glycerol  is  ingested,  it  is  absorbed

and distributed over the extracellular space and (as such) increases the concentration (i.e., osmolarity or tonicity)  of  the  fluid  in  the  blood  and  tissues.  The  concentration  of  these  fluids  is  held  constant  by  the body,  so  water  consumed  with  the  glycerol  is  not  excreted  until  the  extra  glycerol  is  either  removed  by

the  kidneys  or broken down by  the  body  (Freund et  al., 1995).   This  increase  in osmolarity of the  plasma

results   in   the   expansion  and   maintenance   of   fluid  volume   (i.e.,   hyperhydration)   within   the   tissue

compartment  in  which  glycerol  is  concentrated.  It  is  this  quality  that  makes  glycerol  unique  in  sports nutrition  as  it  has  applications  for  endurance  (Riedesel  et  al,  1987)  as  well  as  body  building/physique,

strength-power athletes.

History of Clinical Use

The  use  of  glycerol  administration  in  various  clinical  settings  dates  back  to  the  1970s  using

intravenous  systemic  or  oral  delivery  (Nahata  et  al.,  1981).   It  has  been  used  to  treat  cerebral  edema

(swelling of the  brain)  and severe  glaucoma (pressure within the  eye) to  relieve  intra-cerebral and intra-

ocular  pressure,  respectively.    As  glycerol  does  not  readily  cross  the  blood-brain  barrier,  it  helps  to

osmotically    remove    excess    fluid    from    these    compartments    to    bring    balance    and    reestablish

homeostasis.     Glycerol   administration   has   been   used   to   improve   cerebral  blood  flow   and  reliably

decrease  intra-cerebral  pressure  with  the  advantage  of  avoiding  a  rebound  phenomenon  that  is  often observed  with  other  osmotic  agents  such  as  mannitol.  It  is  also  used  to  improve  rehydration  during acute gastrointestinal distress and as a demulcent and humectant for cough elixirs.  It is used topically as

a  lubricating  humectant  for  its  organoleptic  properties  in  skin  and  hair  care  products.   For  clinical  use,

doses  are  usually  delivered  in  a  10%  solution  providing  25  to  120  grams,  or  0.5  to  1.5  grams/kilogram

bodyweight   up  to   every  6   hours   (Nahata   et   al.,   1981;   Katzman   et   al.,  1977;   Frank   et   al.,   1981).

Glycerol’s  tolerability,  efficacy,  low-cost,  availability,  safety  and  lack  of  toxicity  with  large  doses  have contributed to its usefulness in a variety of clinical settings.

Efficacy and Ergogenic Potential

It is precisely this increase in osmolarity that results in an expansion of the fluid compartment of

blood  plasma.    As  such,  this  characteristic  of  glycerol  lends  itself  to  potential  benefits  for  multiple athletic  /  fitness  qualities:  from  endurance  and  stamina  events,  to  environmental  heat/humidity  stress,

to  increasing the  hyperemic  response  and fluid shifting associated with resistance  training.   Glycerol use

has  been  consistently  shown  to  increase  positive  net  fluid  balance  in  multiple  studies  using  subjects  at

different  levels  of  fitness.    Performance  benefits  reported  with  glycerol  pre-hydration  vs.  water  have ranged  from  22%  to  32%  increases  in  time  to  exhaustion  while  cycling  at  60%  VO2  max  (Lyons  et  al.,

1990;  Montner  et  al.,  1996;  Koenigsberg  et  al.,  1995).   In  addition,  glycerol  supplementation  has  been

shown  to  decrease  the  core  temperature  and  heart  rate  in  exercising  individuals,  suggesting  improved efficiency  of  exercise  and  thermoregulation  and  decreased  physiologic  stress  as  a  result  of  plasma  and intracellular fluid preservation (Inder et al., 1998; Nelson et al., 2007).

Glycerol  has  also  been  utilized  in  conjunction  with  other  sports  nutrition  dietary  ingredients such  as  creatine,  carbohydrates,  glutamine,  alpha-lipoic  acid,  and  taurine  to  further  enhance  the  total

body  water  retention  benefits  of  these  other  bioactive  compounds.   For  example,  combining  glycerol

with  creatine  supplementation  may  reduce  thermal  and  cardiovascular  strain  during  exercise  in  well-

trained runners when compared to creatine alone, without decreasing running economy or performance and despite increases in body mass and total body water (Beis et al., 2011; Polyviou et al., 2012).

Physiochemical properties and Pharmacology

Glycerol is one of the most common sugar alcohols and biochemical compounds found in human metabolism. It has molecular weight of 92.09 daltons with a formula of C3H8O3.  It is typically available as

a  syrupy  liquid  with  a  sweet  taste  (about  0.6  times  as  sweet  as  sucrose).    Glycerol  is  also  known  as

glycerin,    glycerine,    glyceritol,    glycyl    alcohol,    trihydroxypropane,    propanetriol,    osmoglyn,    1,2,3-

trihydroxypropane, and its IUPAC nomenclature is propane-1,2,3-triol.

The structural formula of Glycerol:

Glycerol  is  used  as  a  sweetener  in  syrups,  liquor  and  other  foods.    For  human  consumption,

glycerol  has  been  classified  as  GRAS  (generally  recognized  as  safe)  by  the  U.S.  FDA  among  the  sugar alcohols as a macronutrient yielding 4 kilocalories per gram.  It is approved in the EU as E422.

The mechanism of action of oral glycerol is related to its ability to increase the osmolarity of any

tissue  compartment  that  it  concentrates  in.   Hence,  in  combination  with  water  and  fluid  intake,  it  has  a

“hyperhydration”  effect.  Following  ingestion,  glycerol  is  efficiently  absorbed  and  metabolized  from  the

lumen of the  small intestine.   It is  also metabolized in the  liver to either provide  the  backbone  precursor for  phospholipids/  triglycerides  or  it  is  incorporated  into  glycolysis  or  gluconeogenesis  (depending  on

physiologic  conditions).   The  majority  of  glycerol  metabolism  occurs  via  the  glycerol-phosphate  shuttle

via  oxidation  to  dihyroxyacetone  phosphate.    As  part  of  the  glycerol-phosphate  shuttle,  glycerol-3-

phosphate  provides  energetic  reducing  equivalents  as  an  additional  pathway  to  generate  ATP  in  the mitochondria from oxidative phosphorylation (Robergs et al, 1998).

The   glycerol   that   is   not   metabolized   in   the   liver   is   finally   distributed   to   various   tissues

throughout  the  body,  including  skeletal  muscle.    The  half-life  (t½)  of  glycerol  is  approximately  45-55 minutes, with the majority of elimination by renal filtration, although tubular reabsorption is present for

concentrations  up  to  0.15  mg/ml  (Robergs  et  al,  1998).    Hence,  according  to  first-order  elimination

kinetics,  glycerol  is  effectively  cleared  within  4.5  hours.   The  oral,  acute  LD50  is  12600  mg/kg  in  rats  and

4090 mg/kg in mice.

Potential Applications in Sports Nutrition Products

Glycerol  in  a  powdered  form  is  typically  utilized  in  the  sports  nutrition  industry  in  the  form  of

glycerol  monostearate  (GMS).    GMS  is  typically  in  the  range  of  3-7%  free  molecular  glycerol  when

delivered   as   a   powder,   yet   sports   nutrition   product   brands   tend   to   include   GMS   primarily   as   an

ingredient for providing elemental glycerol in a powdered form for the pre/intra/post workout category.

Glanbia Nutritionals (NA), Inc.  can reliably  and consistently supply  HydroMax™ high-concentrate powdered  glycerol  (>65%  free  molecular  glycerol)  to  be  included  in  ready-to-mix  powdered  sports

nutrition  formulations.   Other  firms  in  the  dietary  ingredient  and  raw  material  industry  have  attempted to produce high-concentrate glycerol, but have failed due to the extreme hygroscopic nature of glycerin.

HydroMax™ is an industry-first; a potent, stable, highly concentrated form of powdered glycerol that has favorable organoleptic properties for versatile formulating solutions in sports nutrition category.

Yet  another  application  appropriate  to  high-yield  powdered  glycerol  stems  from  its  osmotically active,  hyperhydration  characteristics.  Skeletal  muscle  produces  a  significant  amount  of  heat,  which contributes to the raising of the core body temperature during exercise. Although secretion/evaporation of  sweat  is  the  primary  mechanism  for  attenuating  this  increase  in  core  temperature,  it  also  results  in

fluid   losses.   This   total   body   water   loss   is   exacerbated   in   hot   and/or   humid   or   excessively   arid

environments.    Given  the  adverse  effects  on  athletic/exercise  performance  with  a  greater  than  2%

reduction  in  total  body  water,  it  becomes  clear  that  the  high-yield  powdered  glycerol  ingredient  is  a potentially  novel  ingredient  for  use  in  conjunction  with  already  accepted  hydration/volume  repletion

interventions.    These  methods  are  of  particular  interest  to  endurance  athletes,  marathoners,  ultra-

marathoners,  triathletes  or  any  athlete  at  risk  of  total  body  water,  volume  losses  and  dehydration.

These  athletes  would  include,  but  not  be  limited  to:   soccer,  football,  basketball,  tennis  and  any  athlete involved  in  training  and  competing  under  conditions  of  excess  water/  fluid  losses  (e.g.,  intense  and/or prolonged activity and hot/humid or arid weather).

We  have  observed  accentuated  “pump”  responses  with  traditional  resistance  training  in  the  8-

15  repetition  max  zone  when  utilized  in  500  milligrams  to  2  gram  doses  per  serving.  When  considering cost  :  benefit  ratio,  2  grams  per  serving  of  the  65%  high-yield  glycerol  powder  appears  to  be  optimal

when  utilized  in  a  multi-ingredient  blend.   This  accentuated  response  is  further  optimized  by  including the  following  nutraceuticals  in  the  same  finished  product  ingredient  deck:  creatine,  taurine,  agmatine,

“NO  enhancing”  botanical  extracts,  dietary  nitrates/nitrites,  and/or  other  dietary  ingredients  typically

utilized   in  formulating  pre-workout/intra-workout   (and  even  post-workout)   products   to  extend  the

exercise-induced hyperemic response or time of expanded tissue perfusion.

(This write-up was prepared with inputs from our partner NovaNutra,  LLC., NJ)

References

1.    Anderson   MJ,   Cotter   JD,   Garnham   AP,   Casley   DJ,   Febbraio   MA:   Effect   of   glycerol-induced

hyperhydration  on  thermoregulation  and  metabolism  during  exercise  in  heat.  Int  J  Sport  Nutr

Exerc Metab 2001, 11:315–333.

2.    Beis  LY,  Polyviou  T,  Malkova  D,  Pitsiladis  YP.  The  effects  of  creatine  and  glycerol hyperhydration on running economy in well trained endurance runners. J Int Soc Sports Nutr. 2011;8(1):24.

3.    Easton C,  Turner  S, Pitsiladis  YP.  Creatine  and  glycerol hyperhydration  in trained subjects  before exercise in the heat. Int J Sport Nutr Exerc Metab. 2007; 17(1):70-91.

4.    Frank  MS,  Nahata  MC,  Hilty  MD.  Glycerol:  a  review  of  its  pharmacology,pharmacokinetics,

adverse reactions, and clinical use. Pharmacotherapy. 1981; 1(2):147-60.

5.    Freund,  B.J.,  Montain,  S.J.,  Young,  A.J.,  Sawka,  M.N.,  DeLuca,  J.P.,  Pandolf,  K.B.,  Valeri,  C.R.

Glycerol   hyperhydration:   hormonal,   renal,   and  vascular   fluid   responses.   Journal   of   Applied

Physiology. 1995; 79:2069-2077.

6.    Inder  WJ,  Swanney  MP,  Donald  RA,  et  al.  The  effect  of  glycerol  and  desmopressin  on  exercise performance and hydration in triathletes. Med Sci Sports Exerc. 1998; 30:1263-1269.

7.    Katzman  R,  Clasen  R,  Klatzo  I,  Meyer  JS,  Pappius  HM,  Waltz  AG.  Report  of  Joint  Committee  for

Stroke Resources. IV. Brain edema in stroke. Stroke. 1977; 8(4):512-40.

8.    Koenigsberg,   P.S.,   Martin,   K.K.,   Hlava,   H.R.,   Riedesel,   M.L.   Sustained   hyperhydration   with

glycerol ingestion. Life Sciences. 1995; 5:645-653.

9.    Lyons,  T.P.,  Riedesel,  M.L.,  Meuli,  L.E.,  Chick,  T.W.  Effects  of  glycerol-induced  hyperhydration prior  to  exercise  in  the  heat  on  sweating  and  core  temperature.  Medicine  and  Science  in  Sports and Exercise, 1990; 22:477-483.

10.  Montner  P,   Stark   DM,  Riedesel  ML,   et  al.  Pre-exercise   glycerol   hydration  improves  cycling

endurance time. Int J Sports Med. 1996; 17:27-33.

11.  Nahata  MC,  Hipple  TF.  Preparation  of  glycerol  solution  for  intravenous  use.  Pharmacotherapy.

1982; 2(3):167.

12.  Nelson  JL,  Robergs  RA.  Exploring  the  potential  ergogenic  effects  of  glycerol  hyperhydration.

Sports Med. 2007; 37(11):981-1000.

13.  Polyviou   TP,   Pitsiladis   YP,   Lee   WC,   Pantazis   T,   Hambly   C,   Speakman   JR,   Malkova   D.

Thermoregulatory  and  cardiovascular  responses  to  creatine,  glycerol  and  alpha    lipoic  acid  in

trained cyclists. J Int Soc Sports Nutr. 2012; 9(1):29.

14.  Riedesel  ML,  Allen  DY,  Peake  GT,  Al-Qattan  K:  Hyperhydration  with  glycerol  solutions.  J  Appl

Physiol. 1987; 63:2262-2268.

15.  Robergs   RA,   Griffin   SE.   Glycerol.   Biochemistry,   pharmacokinetics   and   clinical   and   practical

applications. Sports Med. 1998; 26:145-167.

16.  van   Rosendal   SP,   Osborne   MA,   Fassett   RG,   Coombes   JS:   Guidelines   for   glycerol   use   in

hyperhydration and rehydration associated with exercise. Sports Med. 2010; 40:113-129.

2840 Loker Avenue East, Carlsbad, CA 92010

www.glanbianutritionals.com

Palatinose™ and fat oxidation:

Related aspects and science

Annex 1 to Memo 18022m-DCS-AJS

for Horn, US

Palatinose™

The carbohydrate for sustained energy supply

Sucrose

Palatinose™

•     Early and fast intestinal release

•     More steady intestinal release along entire length

•     Complete use as energy source

•     Complete use as energy source

  "Fast energy"

  "Sustained energy"

Small intestine of 4-5 m length

Sucrose

Palatinose™

© 2018

BENEO

2

Rate of energy supply determines fuel use

Palatinose™ promotes fat burning

Traditional carbohydrates

Benefits of Palatinose™

Slow and sustained release

 Blood

glucose

Lower blood glucose response



Less insulin release

Insulin

 Carb.

oxidation

Lower carbohydrate oxidation

 Fat

oxidation

Higher fat oxidation in energy gain

Note: The benefit of Palatinose™ to promote fat oxidation does  not work  with fructose because of its different liver metabolism.

© 2017   BENEO

3

Slow and sustained release

- enzyme kinetic data

- incretin response

© 2018   BENEO

Digestion in the small intestine:

Palatinose™ (isomaltulose) is slowly released

•     The rate of hydrolysis is thereby much slower for

Palatinose™ compared to sucrose, deccelerated

by a factor of about 4 to 5.

Hydrolysis of Palatinose™ takes

4-5 times longer compared to

sucrose

Scheme of hydrolysis of sucrose, starch &

Palatinose™ in the small intestine

  •     Palatinose™ is hydrolysed at the same

enzyme complex as is involved in the digestion

of sucrose and starch*

Rate of hydrolysis – sucrose vs. Palatinose™

  •     It is digested at the isomaltase site.

from in vitro enzyme kinetic studies

* The amylopectine  derived glucose-glucose  1-6 linkage

© 2018   BENEO

Rate of Hydrolysis of Palatinose™ (in vitro)

The speed of hydrolysis of Palatinose™ is typically less than 25%  that of sucrose

  “SLOW RELEASE CARBOHYDRATE”

* 5 sugars added  in a mixed preparation;  all other studies sugars added  individually

© 2018   BENEO

Incretin response of Palatinose™:

Sustained digestion and absorption along the small intestine

The incretines GIP and GLP-1 are gut hormones, which

stimulate glucose-dependent insulin secretion

Upper small intestine

GIP

(glucose-dependent

•     GIP release from K cells

insulinotropic peptide)   Sucrose

•     stimulated by monosaccharides

•     Palatinose™: GIP 

Palatinose™

Lower small intestine

GLP-1

•     GLP-1 release from L cells

(glucagon-like  peptide 1)

Palatinose™

•     Palatinose™: GLP-1 

Sucrose

Palatinose™ digestion and absorption occurs

along the whole  length of the small intestine

© 2018   BENEO

References:

Ang and Linn (2014) Am J Clin Nutr 100:1059–68  (data shown).

Maeda  et al 2013  J Diabetes Investig 4 (3) 281-6.

Keyhani-Nejad  et al. (2016) Diabetes Care 39(3):e38-e39.

Steady and sustained glucose supply /

low glycemic

- Blood glucose response and insulin data

© 2018   BENEO

Palatinose™ is a low glycaemic carbohydrate

Blood glucose

GI

5

4

Sucrose

100

100

3

PalatinoseTM

68

80

2

60

1

32

40

0

30

60

90

120

20

-1

Time (m in)

0

Glucose  Sucrose  Palatinose™

-2

Insulin

250

200

Sucrose

  The lower blood glucose response

PalatinoseTM

150

is associated with a lower insulin release

100

50

10 healthy volunteers (18-24 years, BMI 19-24 kg/m2),

0

30

60

90

120

intake 50g in 250ml water in fasting conditions.

-50

Time (m in)

  Sydney  University’s  Glycaemic  Index  Research  Service (SUGiRS) (2002)  Sponsor:  BENEO

© 2018   BENEO

Regulation (EU) No. 432/2012,  http://eur-lex.europa.eu/LexUriServ/LexUriServ.do?uri=OJ:L:2012:136:0001:0040:en:PDF

EU Register of  nutrition  and health claims made on foods,  http://ec.europa.eu/nuhclaims/

Low glycaemic properties confirmed

in over 30 human trials with Palatinose™

Consistent findings with Palatinose™

•   LOWER blood glucose response

•   LOWER insulin response

Confirmation in a study population of in total >250 adults, and also children, covering healthy people with normal body weight or overweight/obese, with normal or impaired glucose tolerance (including type 1 and type 2 diabetes mellitus).

© 2018   BENEO

Higher fat oxidation

- indirect calorimetry data

© 2018   BENEO

Palatinose™ promotes fat burning

 Palatinose™ and its more balanced glucose supply

allows a higher fat oxidation in energy metabolism

than conventional  high glycaemic  carbohydrates.

PalatinoseTM  studies (BENEO)

Further published  studies

Effect of Palatinose™ on fat oxidation

confirmed in different populations:

  •  at rest and during physical activity

  •  trained endurance athletes and moderately

active people

  •  normal weight and overweight people

  •  normal and impaired glucose tolerance (IGT)

© 2018   BENEO

Dept. Nutrition Communication / DCS

Phone: +1 973-867-2147

Denisse.Colindres@beneo.com

18022m-DCS-AJS

26.03.2018

Page 1/3

MEMO

Subject

Palatinose™ : Fat Oxidation effect at dosages lower than 25g per intake occasion

Summary:

Palatinose™ provides the desired carbohydrate energy for physical activity in a more steady way and at the same time promotes a higher contribution of fat oxidation in energy metabolism compared to other, commonly “fast” carbohydrates. These effects are attributed to the intrinsic slow-release property of  Palatinose™ that lowers the blood glucose rise and insulin release. In human intervention studies, the lowest measured dosage that resulted in a fat oxidation benefit via indirect calorimetry in sports conditions was 25g/ intake and in sedentary conditions was

20g/intake. Nevertheless, the slow-release characteristic of Palatinose™ is intrinsic and present from the first gram on, thus the physiological effect is expected to be there at dosages lower than

25g per intake. Nevertheless, it is advised that Palatinose™ is present in a significant amount in the final product.

1.   Rationale and related comprehensive research with Palatinose™ showing:

As result of its unique physiological properties, Palatinose™ promotes fat oxidation

PalatinoseTM (generic name: isomaltulose) is a disaccharide-type carbohydrate,  made from sucrose by enzymatic rearrangement. It is a fully available carbohydrate and as such provides the full carbohydrate energy to the body (i.e. 4 kcal/g), while the different linkage gives Palatinose™

slow release properties, i.e. it is digested more slowly by intestinal enzymes (with a difference in

Vmax by a factor of 4 to 5), and its digestion and absorption occurs along the entire small intestine,

as illustrated by its different incretin response. The resulting more steady and sustained release of glucose into the body is reflected in the blood glucose response to Palatinose™ and subsequent metabolic processes, which – in accordance with the lower insulin release – result in higher fat oxidation rates. In other words: As result of its slower intestinal release, Palatinose™

provides the desired carbohydrate energy for physical activity in a more steady way and at the same time maintains a higher contribution of fat oxidation in energy metabolism than commonly used readily available carbohydrates like sucrose or maltodextrin.

Dept. Nutrition Communication / DCS

Phone: +1 973-867-2147

Denisse.Colindres@beneo.com

18022m-DCS-AJS

26.03.2018

Page 2/3

The physiological properties of PalatinoseTM have been thoroughly studied and established in a comprehensive body of research covering all relevant aspects outlined above. For more detailed information, please, see Annex 1.

Indirect calorimetry studies, assessing the effect of PalatinoseTM (isomaltulose) on fuel partitioning and fat oxidation, amount to as many as 14 human intervention studies by now and cover different situations including conditions at rest and during physical activity as well as different population groups such as trained endurance athletes and moderately active people, normal weight and overweight, with normal or impaired glucose tolerance. All of these studies consistently show that

Palatinose™ (isomaltulose) allows for a higher contribution of fat oxidation – as result of its more steady release of carbohydrate energy – in comparison with conventional high glycemic carbohydrates such as maltodextrin or sucrose (Figure 1).

100%
80%
60%
40%
20%
0%
% higher fat oxidation
Palatinose™ studies (BENEO)
Further published studies
Individual studies

Figure 1: Summary of studies related to PalatinoseTM and fat oxidation

a)   Studies with focus on sports and physical activity

Seven studies investigated effects of Palatinose™ on fuel management and fat oxidation in sports-

related conditions. Palatinose™ was commonly consumed as drink before physical activity, often with additional intake during and/or after the exercise. In all of these studies, the intake of

Palatinose™ was followed by lower blood glucose responses and higher fat oxidation rates,

compared to the readily available high glycaemic carbohydrate reference (e.g. maltodextrin or sucrose). The lowest dosage tested was 25 g Palatinose™ per intake occasion, with additional carbohydrate intake during and/or after exercise.

Dept. Nutrition Communication / DCS

Phone: +1 973-867-2147

Denisse.Colindres@beneo.com

18022m-DCS-AJS

26.03.2018

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b)    Studies with focus on weight management

Seven further studies investigated the effects of Palatinose™ in meal-type approaches or drinks on metabolic response and fat oxidation in healthy or overweight to obese adults with normal or impaired glucose tolerance in largely sedentary conditions. These studies follow the rationale that increasing fat oxidation is a beneficial aspect in weight management and body composition.

Higher fat oxidation with Palatinose™ versus the reference carbohydrate was confirmed in all of these studies. The lowest dosage tested here was 20 g Palatinose™ per intake occasion.

2.   Considerations for the fat oxidation effect at dosages lower than 25 g Palatinose™

per intake occasion

As  outlined  above,  the  higher  fat  oxidation  benefit  of  Palatinose™  is  a  result  of  its  slower  and

sustained   intestinal   release.   This   is   an   intrinsic   property   of   Palatinose™   inherent   to   the

carbohydrate itself1,  and as such relevant for small amounts of  Palatinose™ (strictly speaking from the first Gramm), independent from the dose level.

The effect of Palatinose™ on carbohydrate and fat oxidation in the body’s energy metabolism can be visualised through indirect calorimetry methodology. Here methodology-based aspect come into play: I.e. because indirect calorimetry methods show large biological variations, higher intake levels may be needed to visualise the effect significantly, even though the physiological effect may occur at lower dosage.

While BENEO’s comprehensive blood glucose response testing showed lower response with

Palatinose™ from intake amounts of 10 g to 15 g and higher, the fat oxidation benefit of

Palatinose™ was tested and demonstrated with indirect calorimetry at dosages of 25 g or more per intake in sports conditions and 20 g or more per intake in sedentary conditions, as outlined above.

There is reason to assume that it is essentially the same physiological response – from the intrinsic slow release properties all to the higher fat oxidation benefit – that can be seen in sports conditions

(e.g. drink intake before physical activity) as in sedentary conditions (e.g. consuming a drink or meal with Palatinose™ for breakfast).

Hence, the fat oxidation benefit of Palatinose™ should be relevant with dosages lower than 25 g per intake, respectively.

1 An adaptation of digestive enzymes to regular Palatinose™ consumption over longer time is unlikely.